                  MORGAN STANLEY INSTITUTIONAL LIQUIDITY FUNDS
                           1221 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020

July 21, 2005

VIA EDGAR
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Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Larry Greene

Re:  Morgan Stanley Institutional Liquidity Funds (the "Fund")
     Post-Effective Amendment No. 4
     (File Nos. 333-104972; 811-21339)

Dear Mr. Greene:

     As you requested in telephone conversations held on July 19, 2005 and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

     o    the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

     o    the Staff's comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the
          Commission from taking any action with respect to the filing; and

     o    the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,

                                    Morgan Stanley Institutional Liquidity Funds

                                    By: /s/ Amy R. Doberman
                                        ----------------------------------
                                        Amy R. Doberman
                                        Vice President